

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2024

Hunter Horsley
President and Treasurer
Bitwise Ethereum ETF
c/o Bitwise Investment Advisers, LLC
250 Montgomery Street, Suite 200
San Francisco, California 94104

> **Re: Bitwise Ethereum ETF**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 31, 2024**
> **File No. 333-278308**

Dear Hunter Horsley:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. To the extent that you intend to use a fact sheet, please provide us with a copy for our review. In that regard, we note your disclosure that your Trust Fact Sheet can be found on the Trust's website, ETHWetf.com. Please confirm whether this website will be operational at effectiveness.

Cover Page

2. Please revise the cover page to state that the Trust will not participate in the proof-of-stake validation mechanism of the Ethereum network (i.e., the Trust will not "stake" its ether) to earn additional ether or seek other means of generating income from its ether holdings.

Prospectus Summary, page 1

3. We note your disclosure on pages 78-79 regarding the Ether Trading Counterparties. Please revise your Summary disclosure to:
    - Identify any Ether Trading Counterparties with whom the Sponsor has entered into an agreement. Clarify whether and to what extent any of the Ether Trading Counterparties are affiliated with or have any material relationships with any of the Authorized Participants. Alternatively, clarify, if true, that you are not able to identify any particular Ether Trading Counterparties at this time.
    - Disclose, if known, the material terms of any agreement you have entered into, or will enter into, with an Ether Trading Counterparty, including whether and to what extent there will be any contractual obligations on the part of the Ether Trading Counterparty to participate in cash orders for creations or redemptions.

The Trust's Investment Objective and Strategies, page 4

4. We note your disclosure on page 54 regarding the drawbacks of conducting creations and redemptions for cash rather than in-kind. Please revise your disclosure in this section to:
    - Disclose that the Trust may only conduct cash creations and redemptions and that it would need regulatory approval to commence in-kind creations and redemptions;
    - Clarify that the timing of in-kind regulatory approval is unknown and that there is no guarantee that the Exchange will receive in-kind regulatory approval; and
    - Disclose how you will inform shareholders if the Exchange receives in-kind regulatory approval and if the Sponsor chooses to allow in-kind creations and redemptions.

5. We note your disclosure on page 28 that "[p]ursuant to the Trust Agreement, the Trust has explicitly disclaimed all Incidental Rights and IR Assets" and that "[s]uch assets are not considered assets of the Trust at any point in time and will not be taken into account for purposes of determining the Trust's NAV and the NAV per Share." Please provide such disclosure in the Prospectus Summary.

Risk Factors
Many digital assets, including ether, were only introduced within the past decade, page 12

6. We note your disclosure that "[u]pgrades currently being considered, such as the upcoming "Dencun" upgrade, which is part of the "sharding" roadmap or so-called "Layer 2" solutions, could have effects which are difficult to anticipate at this time, but could - if unsuccessfully implemented, or if they contain undiscovered flaws - materially adversely impact or even effectively eliminate the value of ether, and therefore impact the price of the Shares." Please update your disclosure regarding recent developments, including the "Dencun" upgrade.

Validators may suffer losses due to staking, which could make the Ethereum network less attractive, page 20

7. Please expand this risk factor to also address the risks associated with staking becoming less attractive to validators, including through the types of sanctions the Ethereum network may impose for validator misbehavior or inactivity.

If a malicious actor obtains control of more than 50% of the validating stake, page 29

8. We note your disclosure that if a malicious actor obtains control of more than 50% of the validating stake on the Ethereum network, or otherwise obtains control over the Ethereum network through its influence over core developers or otherwise, such actor could manipulate the Ethereum blockchain, which could adversely affect the value of the Shares or the ability of the Trust to operate. Please also explain how this risk varies by level of concentration. (i.e., 33% vs. 50% vs. 66% of total staked ether). In this regard, we understand that possession of 33% of staked ether is the minimum stake that can be used to execute an attack and that the possession of more than 50% of staked ether enables more extensive attacks, such as transaction censorship and block reordering. In addition, we note your disclosure that "[i]t is believed that certain groups of coordinating or connected ether holders may together have more than 50% of outstanding ether, which if staked and if the users run validators, would permit them to exert authority over the validation of ether transactions." Please expand your disclosure to discuss the risks of centralization that liquid staking applications, such as Lido, may pose.

Suspension or Rejection of Redemption Orders, page 107

9. You state that the Sponsor may determine to suspend redemptions because of "an unanticipated delay in the liquidation of a position in an over-the-counter contract." Please describe the circumstances in which the Trust would have a position in an over-the-counter contract. In this regard, we note your disclosure that the Trust conducts subscription and redemption orders solely in cash.

Material Contracts
Ether Custody Agreement, page 116

10. You state that the Ether Custodian's maximum liability limit for each cold storage address is $100 million. Please revise to disclose whether or not your agreement with the Ether Custodian limits the size of each storage address to $100 million.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Michelle Miller at 202-551-3368 or Jason Niethamer at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Crypto Assets

cc: Richard Coyle